Reg. No 82-3200

iTech Capital Corp.


03050168

2002
FOURTH QUARTER REPORT

dlw 4/22

*i*Tech Capital Corp.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated results of operations and financial condition. This discussion, which has been prepared as of March 7, 2003, should be read in conjunction with the Company's interim consolidated financial statements, including the notes thereto included elsewhere in this interim report and with the previously issued 2001 annual discussion and analysis and consolidated financial statements, including the notes thereto. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

iTech Capital Corp. ("iTech") has four portfolio investments in private companies and has two wholly owned self-sustaining operating subsidiaries, SIRIT Technologies, Inc. ("SIRIT"), which designs, develops, manufactures and sells radio frequency identification ("RFID") technology, acquired effective November 1, 2002, and Enviromation Technologies, Inc. ("Enviromation"), which designs, manufactures, installs and services environmental control systems and systems integration for municipal, industrial and commercial customers. A.E. Hatch & Associates, a division of Enviromation, is a manufacturer's representative which provides process equipment, instrumentation and related services to municipal water and wastewater facilities.

Beginning mid 2001, iTech began actively looking to acquire an operating company with a strong management team and significant growth opportunities. The Company believes SIRIT meets these criteria. Further, the acquisition was a stock for stock transaction, thus preserving iTech's cash for use in the SIRIT business. iTech intends that the operating business of SIRIT will be the primary ongoing business of the amalgamated company.

SIRIT's headquarters is located in Mississauga, Ontario. It has a sales and manufacturing facility in Carrollton, Texas, and a sales, research and development facility in Loughborough, England. Manufacture of high volume products is outsourced from reliable suppliers with which SIRIT has longstanding relationships.

At the November 1, 2002 date of acquisition, SIRIT, which operations are reported as the RFID business segment, had a working capital deficiency of $1,651,700 including a $350,000 bridge loan from iTech. Since the acquisition, in the two months ended December 31, 2002, SIRIT has net income of $376,100 on sales of $3,942,400, iTech has advanced SIRIT an additional $705,500 of which $389,500 is for working capital and SIRIT's working capital deficiency has been reduced to $1,301,400 including cumulative advances from iTech of $739,500 for working capital and $316,000 to fund a new RFID business opportunity.

For the two months ended December 31, 2002, SIRIT used net $1,228,900 cash in operating activities which is the result of funding receivables largely uncollected as of December 31, 2002 from strong sales in November.

Enviromation, located in East Syracuse, New York, was acquired on December 31, 1999. With the decline in the overall economy since 2000 and particularly the decline of the New York State economy, Enviromation has experienced a substantial increase in competition and hence increased pressure on

margins, which has resulted in its operating losses. The Company has reviewed its investment in Enviromation and has written off the $1,335,200 goodwill in the 2002 fourth quarter.

The operations of Enviromation are reported as the Process Controls business segment. Notwithstanding the above, for the three months ended December 31, 2002, the Process Controls business had operating *Income Before the Following* of $93,600 on sales of $1,719,000 compared to operating *Loss Before the Following* for the three months ended December 31, 2001 of $52,300 on sales of $1,610,300. For the three months ended December 31, 2002, inclusive of the $1,335,200 write-off of goodwill, the Process Controls business had a loss of $1,263,500 compared to a loss of $89,800 for the three months ended December 31, 2001, the latter inclusive of $37,500 amortization of goodwill under the 2001 accounting policy.

For the year ended December 31, 2002, the Process Controls business had operating *Loss Before the Following* of $155,300 on sales of $5,902,100 compared to operating *Loss Before the Following* for the year ended December 31, 2001 of $322,500 on sales of $5,135,309. For the year ended December 31, 2002, inclusive of the $1,335,200 write-off of goodwill, the Process Controls business had a loss of $1,569,700 compared to a loss of $543,700 for the year ended December 31, 2001, the latter inclusive of $157,200 amortization of goodwill under the 2001 goodwill accounting policy. Notwithstanding a 15 percent improvement in revenue in 2002, in the 2002 second and third quarters reduced margins due to competition and material, labor and travel cost overruns in the substantial completion of a number of large contracts are the principal causes of the operating loss for the year. For the three months and for the year ended December 31, 2002, respectively, Enviromation used net $138,200 and $303,500 cash in operating activities.

Although bidding activity has increased markedly for the Process Controls business since mid 2002, new orders have not kept pace with production. This will have a negative impact on results in the 2003 first quarter. Effective February 14, 2003, Enviromation announced the promotion of Donald W. Ballway to President. Don replaces David Cochran who had been interim president from August 1, 2001.

Management of Medsite, Inc. and Applied Data Systems Inc. in which the Company has equity investments, report that the companies are cash flow positive and operating substantially within plan. HorizonLive, Inc., in which the Company has an equity investment, completed a follow-on equity fundraising in January 2003 in which the Company participated as to US $38,250 in order to maintain its pro rata ownership interest.

The Portfolio Investments business of the Company has a loss for the three months ended December 31, 2002 of $267,300 compared to a loss for the three months ended December 31, 2001 of $199,800, the latter before consideration of $697,900 write down of a long-term investment. The Portfolio Investments business has a loss of $1,056,200 for the year ended December 31, 2002 compared to a loss of $879,200 for the year ended December 31, 2001, the latter before consideration of $5,306,400 write-off/down of long-term investments and a $322,300 foreign exchange gain. In 2002, $122,600 was incurred on proxy solicitation and related expenses which is non-recurring in nature. For the year ended December 31, 2002, the Portfolio Investments business used net $797,700 cash in operating activities.

Beginning January 1, 2003, The Company has reorganized internally by transferring the payroll and certain other expenses previously reported as expenses of the Portfolio Investments business to the RFID business to reflect the manner in which the underlying resources are being utilized.

Additionally, the RFID business has been structurally reorganized along its three key business lines, each with industry experienced leaders: electronic toll and traffic management, parking and access control, and supply chain management. The supply chain management unit currently includes seven RFID research,

design and development specialists located in Loughborough, England, all of whom are primarily focused on new product development. SIRIT is presently carrying out a review of its intellectual property documentation, and entitlement in order to ensure the administration and safeguard of these assets is appropriately maintained.

RESULTS OF OPERATIONS: THREE MONTHS ENDED DECEMBER 31, 2002 COMPARED TO THREE MONTHS DECEMBER 31, 2001

REVENUE

Revenue in 2002 fourth quarter is $5,671,900 compared to revenue in the 2001 fourth quarter of $1,636,500, an increase of $4,035,400 due principally to the acquisition of SIRIT which RFID business revenue for the two months ended December 31, 2002 is $3,942,400. Revenue in the Process Controls business in the 2002 fourth quarter is $1,719,000 compared to revenue in the 2001 fourth quarter of $1,610,300, a 6.75 percent increase.

INCOME (LOSS) BEFORE THE FOLLOWING

Income (Loss) Before the Following in the 2002 and 2001 fourth quarter is presented by major component by business segment as follows:

	Three Months Ended December 31, 2002						
	RFID	%	Process Controls	%	Portfolio Investments	Total	%
Revenue	$3,942,364	100	$1,718,990	100	$ 10,557	$ 5,671,911	100
Expenses							
Cost of Sales	2,297,571	58	1,210,496	71	-	3,508,067	62
Operating	1,115,101	29	415,411	24	243,553	1,774,065	31
Other	50,401	1	(567)	-	-	49,834	1
	3,463,073	88	1,625,340	95	243,553	5,331,966	94
Income (Loss) Before the Following	$ 479,291	12	$ 93,650	5	$ (232,996)	$ 339,945	6

The RFID business is for the two month period from November 1, 2002, the date of acquisition of SIRIT, to December 31, 2002. These operating results for the two month period may not be indicative of future results for an entire twelve month period.

	Three Months Ended December 31, 2001				
	Process Controls	%	Portfolio Investments	Total	%
Revenue	$ 1,610,325	100	$ 26,199	$ 1,636,524	100
Expenses					
Cost of Sales	1,102,537	68	-	1,102,537	67
Operating	560,078	35	248,733	808,811	50
	1,662,615	103	248,733	1,911,348	117
Loss Before the Following	$ (52,290)	(3)	$ (222,534)	$ (274,824)	(17)

Operating expense in the Process Controls business in 2001 includes payments to the founder for his services in 2001, pursuant to the sale agreement, totalling $155,000 which obligation was completed December 31, 2001.

CASH FLOWS

In the 2002 fourth quarter, cash provided by operating activities in the Portfolio Investments business is $2,800 as a result of deferring payment of a significant payable until 2003. Cash used in operating activities in the 2001 fourth quarter is $146,300. In the 2002 fourth quarter cash used in the Process Controls business is $138,200 compared to cash used in the 2001 fourth quarter of $57,300. Since the acquisition of SIRIT, in the two months ended December 31, 2002, the RFID business used $1,228,900 in operating activities.

In the 2002 fourth quarter, cash provided by investing activities in the Portfolio Investments business is $389,200 as a result of the $699,700 of SIRIT cash on acquisition.

In the 2002 fourth quarter, cash provided by financing activities in the RFID business is $283,400, $267,000 of which is release of a restricted cash equivalent upon extinguishing the terms of its restriction.

In summary, in the 2002 fourth quarter, total cash and cash equivalents decreased in the RFID business by $1,106,300 and increased in the Portfolio Investments business and Process Controls business by $390,900 and $56,800 respectively, a combined total decrease of $658,600 to a balance of $2,242,000.

In summary, in the 2001 fourth quarter, total cash and cash equivalents decreased in the Portfolio Investments business and Process Controls business by $308,600 and $101,900 respectively, a combined total decrease of $410,500 to a balance of $4,256,200.

RESULTS OF OPERATIONS: YEAR ENDED DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

REVENUE

Revenue in 2002 is $9,899,300 compared to revenue in 2001 of $5,358,000, an increase of $4,541,300 due principally to the acquisition of SIRIT which RFID business revenue for the two months ended December 31, 2002 is $3,942,400. Revenue in the Process Controls business in 2002 is $5,902,100 compared to revenue in 2001 of $5,135,300, an increase of $766,800 which is primarily due to an experienced president being in place for the entire year.

INCOME (LOSS) BEFORE THE FOLLOWING

Income (Loss) Before the Following in 2002 and in 2001 is presented by major component by business segment as follows:

	2002						
	RFID	**%**	**Process Controls**	**%**	**Portfolio Investments**	**Total**	**%**
Revenue	$ 3,942,364	100	$ 5,902,068	100	$ 54,850	$ 9,899,282	100
Expenses							
Cost of Sales	2,297,571	58	4,373,683	74	-	6,671,254	67
Operating	1,115,101	29	1,574,074	27	828,870	3,518,045	36
Other	50,401	1	109,639	2	317,858	477,898	5
	3,463,071	88	6,057,396	103	1,146,728	10,667,197	108
Income (Loss) Before the Following	$ 479,291	12	$ (155,328)	(3)	$ (1,091,878)	$ (767,915)	(8)

	2001				
	Process Controls	%	Portfolio Investments	Total	%
Revenue	$ 5,135,309	100	$ 222,708	$ 5,358,017	100
Expenses					
Cost of Sales	3,757,798	73	-	3,757,798	70
Operating	1,628,724	32	823,096	2,451,820	46
Other	71,257	1	272,905	344,162	6
	5,457,779	106	1,096,001	6,553,780	122
Loss Before the Following	$ (322,470)	(6)	$ (873,293)	$(1,195,763)	(22)

Operating expense in the Process Controls business in 2001 includes payments to the founder for his services in 2001, pursuant to the sale agreement, totalling $155,000 which obligation was completed December 31, 2001.

Operating expense in the Process Controls business, which expense is being made up of between 63 and 70 percent payroll, is relatively fixed in dollar terms in 2002 and 2001. Accordingly, with improved revenue in 2002 compared to 2001 the percentage operating expense is to revenue improved from 32 to 27 percent.

CASH FLOWS

In 2002, cash used in operating activities in the Portfolio Investments business is $797,700 compared to $804,600 in 2001. In 2002, cash used in operating activities in the Process Controls business is $303,500 compared to $307,700 in 2001. Since the acquisition of SIRIT, in the two months ended December 31, 2002 the RFID business used $1,228,900 in operating activities.

In 2002, cash used in investing activities in the Portfolio Investments business is $80,200 compared to $297,200 in 2001. In 2002, cash outflow is primarily in connection with SIRIT transaction costs and the follow-on investment in HorizonLive, Inc., partially offset by proceeds on sale of Paradyne Networks, Inc. and Moraga Resources Ltd. In 2001, cash outflow is for follow-on investments in HorizonLive, Inc.

In 2002, cash provided by financing activities in the Portfolio Investments business is $178,200 compared to $291,600 in 2001, all from draw-downs on the restricted cash equivalents in places as security for the 8% Promissory Notes. In 2002 cash provided by financing activities in the Process Controls business is $158,700 compared to $64,300 in 2001 all in connection with financing vehicles.

In summary, in 2002 total cash and cash equivalents decreased in the Portfolio Investments business by $755,300, in the Process Controls business by $152,600 and from November 1, 2002 to December 31, 2002 in the RFID business by $1,106,300, a combined total decrease of $2,014,200 to a balance of $2,242,200.

In summary, in 2001 total cash and cash equivalents decreased in the Portfolio Investments business by $843,100 and in the Process Controls business by $412,000, a combined total decrease of $1,255,100 to a balance of $4,256,200.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2002, the Company has unrestricted cash and cash equivalents of $2,242,000.

Subsequent to the year end, on January 2, 2003, SIRIT entered into a US $2.89 million radio frequency identification design and installation services contract the bonding for which required $1,422,000 (US $900,000) in cash collateral which was made on February 11, 2003, leaving the Company $820,000 in unrestricted cash and cash equivalents before other 2003 cash flow activities. SIRIT anticipates completing the contract by December 2003 at which time, pursuant to the terms of the contract and bond US $750,000 of the above-referenced cash collateral will be returned to SIRIT and the US $150,000 cash balance returned at the completion of the subsequent twelve month warranty period.

As at December 31, 2002, the Company has working capital of $1,628,800 which includes $1,162,500 of current portion of warranty obligations which the Company anticipates will be retired through discounts on future sales rather than in cash payments and $559,400 of deferred revenue and credits which is a non-cash outlay.

The Company is presently considering alternatives available to its subsidiary, Enviromation, in order to check the drain on its other resources and cash.

Comprehensive budgets have been prepared for each of the Company's three business segments which budgets are considered to be responsible and realistic. Based on these together with continuing diligent oversight, focus and awareness, the Company believes it can manage its cash flows with existing resources until positive cash flow is generated. The Company's two operating businesses are not capital intensive. Modifications to strategies on which original budgets are based are made continually in order to be proactive to changing conditions in the markets in which the Company operates.

As market conditions improve, the Company intends to sell the portfolio investments and reinvest the proceeds in growing the RFID business.

QUARTERLY INFORMATION

The following table set forth selected unaudited consolidated information for the Company for each of the last eight quarters ended December 31, 2002.

	2002 4th Q $	2002 3rd Q $	2002 2nd Q $	2002 1st Q $	2001 4th Q $	2001 3rd Q $	2001 2nd Q $	2001 1st Q $
Revenue	5,671,911	1,468,221	1,094,799	1,664,351	1,636,524	1,881,359	878,634	961,500
Net Income (Loss) for the Period	(1,154,761) (1)	44,899	(854,214)	(285,735)	(987,517) (2)	(1,923,780) (3)	(1,825,353) (4)	(1,670,285) (5)
Net Income (Loss) Per Share Basic and diluted	(0.03)	0.00	(0.03)	(0.01)	(0.03)	(0.06)	(0.06)	(0.06)

(1) includes $1,335,200 write-off of goodwill of Enviromation
(2) includes $697,900 write-down of a portfolio technology investment
(3) includes $2,020,200 write-off/down of portfolio technology investments
(4) includes $1,109,300 write-off/down of portfolio technology investments
(5) includes $1,479,000 write-off/down of portfolio technology investments

*i*Tech Capital Corp.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)
Unaudited - Prepared by Management

	Three Months Ended December 31, 2002	Three Months Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001 (audited)
REVENUE				
Sales	$ 5,652,981	$ 1,609,635	$ 9,835,219	$ 5,131,818
Interest and other income	18,930	26,889	64,063	226,199
	5,671,911	1,636,524	9,899,282	5,358,017
EXPENSES				
Cost of sales	3,565,261	1,225,504	6,671,254	3,757,798
Operating	1,472,538	398,287	2,727,960	1,582,842
General and administration	179,021	182,177	828,870	817,164
Interest on long-term debt	19,547	31,973	75,985	93,025
Interest other	31,067	5,058	45,270	24,114
Marketing	2,763	42,564	75,312	198,858
Professional fees	61,769	25,785	119,958	79,979
Proxy solicitation & related expenses	-	-	122,588	-
	5,331,966	1,911,348	10,667,197	6,553,780
INCOME (LOSS) BEFORE THE FOLLOWING	339,945	(274,824)	(767,915)	(1,195,763)
Amortization	(126,224)	(39,289)	(189,523)	(227,139)
Gain on disposal of equipment	18,423	-	18,423	-
Gain on sale of Moraga Resources	-	-	142,854	-
Write-off/down/loss on disposal of long-term investments	-	(697,935)	(64,375)	(5,306,375)
Write-off of goodwill	(1,335,241)	-	(1,335,241)	-
Foreign exchange (loss) gain	(51,664)	24,531	(54,034)	322,342
LOSS BEFORE INCOME TAXES	(1,154,761)	(987,517)	(2,249,811)	(6,406,935)
INCOME TAXES				-
Provision for income taxes	(146,680)	-	(146,680)	-
Reduction of income taxes on utilization of prior period unrecorded losses	146,680	-	146,680	-
	-	-	-	-
NET LOSS FOR THE PERIOD	(1,154,761)	(987,517)	(2,249,811)	(6,406,935)
DEFICIT - BEGINNING OF PERIOD	(9,621,167)	(27,345,679)	(28,333,196)	(21,926,261)
Reduction of stated capital as of January 1, 2002 (note 6)	-	-	19,807,079	-
	(9,621,167)	(27,345,679)	(8,526,117)	(21,926,261)
DEFICIT - END OF PERIOD	$ (10,775,928)	$ (28,333,196)	$ (10,775,928)	$ (28,333,196)
BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	$ (0.03)	$ (0.07)	$ (0.21)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	40,599,302	30,544,357	33,051,206	30,544,357

See accompanying notes.

*i*Tech Capital Corp.

INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)
Unaudited - Prepared by Management

		December 31, 2002		December 31, 2001 (audited)
ASSETS				
Current Assets				
Cash and cash equivalents	$	2,241,994	$	4,256,230
Accounts receivable		5,358,500		1,384,544
Inventories		1,690,115		272,257
Prepaid expenses		460,366		61,694
		9,750,975		5,874,725
Restricted Cash Equivalents		568,800		826,800
Long-Term Receivable		655,738		-
Long-Term Investments (note 4)		6,101,864		6,449,191
Property, Plant and Equipment		2,053,354		637,563
Intangible Asset, net of amortization of $1,046,544		977,520		-
Deferred Development, net of amortization of $ 69,699		251,990		-
Goodwill		2,828,836		1,335,241
	$	23,189,077	$	15,123,520
LIABILITIES				
Current Liabilities				
Bank advance	$	237,000	$	315,429
Accounts payable and accrued liabilities		6,008,178		793,257
Deferred revenue and credits		559,418		166,956
Current portion of long-term debt		64,259		68,467
Current portion of warranty obligations		1,162,547		-
Current portion of capital leases		90,806		-
		8,122,208		1,344,109
Long-Term Debt		944,707		1,123,119
Long-Term Warranty Obligations		987,827		-
Long-Term Capital Leases		212,135		-
		10,266,877		2,467,228
SHAREHOLDERS' EQUITY				
Share Capital (note 6)		23,510,598		40,917,677
Contributed Surplus		165,305		-
Deficit		(10,775,928)		(28,333,196)
Translation Account		22,225		71,811
		12,922,200		12,656,292
	$	23,189,077	$	15,123,520

See accompanying notes.

Approved by the Directors:

"W.W. Staudt" "G. C. McKinnis"

Director **Director**

*i*Tech Capital Corp.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)
Unaudited - Prepared by Management

CASH PROVIDED BY (USED IN)	Three Months Ended December 31, 2002	Three Months Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001 (audited)
OPERATING ACTIVITIES				
Net Loss for the period	$ (1,154,761)	$ (987,517)	$ (2,241,811)	$ (6,406,935)
Items not involving cash and cash equivalents				
Amortization	126,224	59,481	189,523	227,139
Write-off/down/loss on disposal of long-term investments	-	697,935	64,375	5,306,375
Write-off of goodwill	1,335,241	-	1.335.241	-
Unrealized loss (gain) on cash equivalents	8,677	35,757	8,677	(239,018)
Gain on disposal of equipment	(21,079)	-	(18,423)	(1,112,439)
Gain on sale of asset	-	-	(142,854)	-
Decrease in warranty obligation	(220,343)	-	(220,343)	-
Decrease in long-term receivable	47,331	-	47,331	-
	121,290	(194,344)	(986,284)	(1,112,439)
Net change in non-cash and non-cash equivalent working capital items	(1,485,584)	(9,215)	(1,343,849)	116
	(1,364,294)	(203,559)	(2,330,133)	(1,112,323)
INVESTING ACTIVITIES				
Acquisition of SIRIT Technologies, Inc. (note 2)	456,439	-	(231,949)	-
Acquisition of Enviromation Technologies, Inc.	(67,200)	(118,800)	(258,000)	(291,600)
Investment in HorizonLive, Inc.	-	(60,052)	(60,818)	(297,202)
Property, Plant & Equipment	(156,959)	(26,665)	(193,908)	(42,340)
Deferred development	(3,829)	-	(3,829)	-
Proceeds on sale of long-term investment	-	-	343,770	-
Proceeds on sale of Moraga Resources	-	-	142,854	-
Proceeds on disposal of vehicles	-	-	13,092	-
	228,451	(205,517)	(248,788)	(631,142)
FINANCING ACTIVITIES				
Repaid long-term debt	(17,689)	(17,987)	(79,847)	(64,238)
Restricted cash equivalents	334,249	118,800	525,049	291,600
Notes payable and capital leases	211,317	-	175,085	-
	527,877	100,813	620,287	227,362
UNREALIZED FOREIGN EXCHANGE AND CASH EQUIVALENT GAINS ON CASH AND CASH EQUIVALENT IN FOREIGN CURRENCY	(50,619)	(102,209)	(55,602)	183,017
DECREASE IN CASH AND CASH EQUIVALENTS	(658,585)	(410,472)	(2,014,236)	(3,333,086)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	2,900,579	4,666,702	4,256,230	5,589,316
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 2,241,994	$ 4,256,230	$ 2,241,994	$ 4,256,230
CASH AND CASH EQUIVALENTS CONSIST OF:				
Cash and deposit accounts with banks	$ 1,052,975	$ 164,534	$ 1,052,975	$ 164,534
Short-term commercial paper	1,189,019	4,091,696	1,189,019	4,019,696
	$ 2,241,994	$ 4,256,230	$ 2,241,994	$ 4,256,230

See accompanying notes.

NOTES TO 2002 FOURTH QUARTER REPORT
For the Three Months Ended December 31, 2002
(expressed in Canadian dollars)
Unaudited - Prepared by Management

1. **Basis of Preparation**

These interim consolidated financial statements have been prepared based on the accounting policies and methods of their application as described in the previously issued annual consolidated financial statements for the year ended December 31, 2001, except as follows:

Goodwill
Effective January 1, 2002, the Company has prospectively adopted the new accounting standard for goodwill whereby goodwill is no longer amortized, rather it is reviewed for impairment and on impairment loss is recognized by a charge to earnings when the carrying amount exceeds fair value.

Foreign Exchange
Effective January 1, 2002, the Company has adopted the new accounting standard for the translation of monetary items with a fixed or ascertainable life extending beyond the end of the following fiscal year which has resulted in the translation of the 8% Promissory Notes being recorded at the current exchange rate instead of the historical exchange rate. This change in accounting policy has been applied retroactively with restatement. The impact of the accounting change on the consolidated balance sheet as at December 31, 2001 is an increase in the recorded amount of the 8% Promissory Notes, goodwill and restricted cash equivalents of $78,000 and a reduction in cash and cash equivalents of $78,000.

Stock Based Compensation
The Company has a Stock Option Plan for Key Persons which is described in note 7 (c) to its 2001 annual financial statements. In addition, there are stock options outstanding that were issued prior to the commencement of the Plan and stock options outstanding that were issued in connection with the acquisition of SIRIT effective November 1, 2002 the latter which are also described in note 2.

Effective January 1, 2002, the Company adopted the new accounting standard for stock-based compensation. Previously no compensation expense was recognized when stock options were issued. Any consideration paid by optionees, including by employees, on exercise of stock options was credited to share capital. Effective January 1, 2002, the fair value of stock options awarded to non-employees are recorded in the financial statements. For this purpose members of the board of directors who receive stock compensation for services provided as a director are treated as employees. Fair value is determined using an option pricing model. The fair value of a share of non-vested stock awarded is measured at the market price of a share of the same stock as if it were vested and issued on the grant date. The impact of the accounting standard for stock-based compensation is presented in notes 2 and 7.

Research and Development
Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Deferred development costs are amortized on a straight-line basis over a five year period.

Intangible Asset
The intangible asset represents acquired technology relating to the acquisition of a highway toll division and is being amortized over its estimated useful life on the straight-line basis over a ten year period.

Periodically, management considers whether there are any indicators that an impairment in value has occurred in which case any impairment is measured by comparing the carrying value to the estimated undiscounted amounts of expected future cash flows.

2. Acquisition of SIRIT Technologies, Inc.

Effective November 1, 2002, the Company acquired all the issued and outstanding shares of SIRIT Technologies, Inc. ("SIRIT") in consideration for the issuance of an aggregate 15 million common shares from the treasury of the Company at an ascribed price of $0.16 per share, an aggregate $2,400,000, warrants to purchase an aggregate of 2,500,000 common shares of the Company at a price of $0.13 per share expiring on September 19, 2004, and stock options to acquire an aggregate of 1,570,777 common shares of the Company to certain current and former employees, directors and consultants of SIRIT generally on the terms and conditions of the stock option plan of the Company at exercise prices of between $0.13 and $3.25 per share expiring between September 6, 2003 and March 27, 2007. The acquisition is accounted for by the purchase method.

Non-current assets acquired, at fair value	$ 3,338,803
Liabilities assumed at fair value	
Working capital deficiency including $699,664 of cash acquired less a $350,000 bridge loan	(1,301,685)
Other non-current liabilities	(1,369,036)
Goodwill including $581,613 transaction costs (September 30, 2002: $338,388) and $165,305 warrant and stock option costs	2,828,836
Purchase cost	3,146,918
Transaction, warrant and stock options costs	(746,918)
Consideration paid by issue of 15,000,000 common shares at $0.16 per share	$ 2,400,000

3. Write-Off of Goodwill

Following a review of the carrying value of the Company's wholly owned subsidiary, Enviromation Technologies, Inc. in the 2002 fourth quarter, a provision for impairment was recorded by the write-off of the $1,335,241 unamortized goodwill.

4. Long-Term Investments

Descriptions and recorded amounts of long-term investments are summarized as follows:

	December 31, 2002	December 31, 2001
(a) Medsite, Inc.: 520,466 preferred stock. Provides online solutions and pharmaceutical liaison to physicians.	$ 3,932,577	$ 3,932,577
(b) Applied Data Systems, Inc.: 294,986 preferred stock. Designs, develops and markets "application ready" embedded systems solutions.	739,502	739,502
(c) Horizon Live, Inc.: 714,592 preferred stock, 285,408 common stock, 450,000 common stock purchase warrants and $351,000 (US$225,000) convertible promissory notes. (December 31, 2001 – 714,592 preferred stock, 285,408 common stock, 375,000 common stock purchase warrants and $291,375 (US$187,500) convertible promissory notes). Provides online interactive group learning and collaborative solutions..	409,785	348,967
(d) Paradyne Networks, Inc.: 64,402 common stock (December 31, 2001 – Elastic Networks, Inc.: 281,479 common stock). Effective March 5, 2002 Elastic stock was exchanged for stock of Paradyne upon completion of a merger. The investment was sold on June 28, 2002. Develops carrier-class, high –speed network access solutions.	-	408,145
(e) Loma de Niquel Holdings Ltd.: iTech has a 0.75% participation interest in the Loma de Niquel laterite nickel mine located in Venezuela.	1,020,000	1,020,000
	$ 6,101,864	$ 6,449,191

5. Segmented Information

The Company and its subsidiaries operate in the technology sector in three reportable business segments.

As of December 31, the Company's assets by segment are as follows:

	2002	2001
Radio frequency identification business	$13,068,414	$ -
Process controls business	2,962,377	4,342,423
Portfolio investments business	7,158,286	10,781,097
	$23,189,077	$ 15,123,520

As of December 31, the Company's assets by geographic segment are as follows:

	2002			
	Radio Frequency Identification Business	**Process Controls Business**	**Portfolio Investments Business**	**Total**
Canada	$ 5,113,977	$ -	$ 1,056,422	$ 6,170,399
United States	6,510,117	2,962,377	5,081,864	14,554,358
Caribbean & South America	-	-	1,020,000	1,020,000
United Kingdom & Europe	1,444,320	-	-	1,444,320
	$ 13,068,414	$ 2,962,377	$ 7,158,286	$ 23,189,077

The $2,828,836 goodwill of SIRIT (the Radio Frequency Identification Business Segment) is included above in Canada.

	2001		
	Process Controls Business	**Portfolio Investments Business**	**Total**
Canada	$ -	$ 2,529,860	$ 2,529,860
United States	4,342,423	5,429,191	9,771,614
Caribbean & South America	-	2,822,046	2,822,046
	$ 4,342,432	$ 10,781,097	$ 15,123,520

The $1,335,241 goodwill of Enviromation (the Process Controls Business Segment) is included above in the United States.

For the three months ended December 31, the Company's revenue and expenses by reportable business segment are as follows:

	Three Months Ended December 31, 2002			
	Radio Frequency Identification Business	Process Controls Business	Portfolio Investments Business	Total
Revenue	$ 3,942,364	$ 1,718,990	$ 10,557	$ 5,671,911
Expenses	3,463,073	1,625,340	243,553	5,331,966
Income (loss) before the following	479,291	93,650	(232,996)	(339,945)
Amortization	(104,918)	(19,271)	(2,035)	(126,224)
Gain (loss) on disposal of equipment	21,079	(2,656)	-	18,423
Write-off of goodwill	-	(1,335,241)	-	(1,335,241)
Foreign exchange loss	(19,348)	-	(32,316)	(51,664)
Income (loss) before income taxes	376,104	(1,263,518)	(267,347)	(1,154,761)
Provision for income taxes	(146,680)	-	-	(146,680)
Reduction of income taxes on utilization of prior period unrecorded losses	146,680	-	-	146,680
Net Income (Loss) For The Period	$ 376,104	$ (1,263,518)	$ (267,347)	$ (1,154,761)

The revenue and expense for the Radio Frequency Identification business segment is for the two month period from November 1, 2002, the date of the acquisition of SIRIT, to December 31, 2002.

	Three Months Ended December 31, 2001		
	Process Controls Business	Portfolio Investments Business	Total
Revenue	$ 1,610,325	$ 26,199	$ 1,636,524
Expenses	1,662,615	248,733	1,911,348
Loss before the following	(52,290)	(222,534)	(274,824)
Amortization	(37,496)	(1,793)	(39,289)
Write-off/down/loss on disposal of long-term investments	-	(697,935)	(697,935)
Foreign exchange gain	-	24,531	24,531
Net Loss For The Period	$ (89,786)	$ (897,731)	$ (987,517)

For the three months ended December 31, the Company's revenues by geographic segment are as follows:

	Three Months Ended December 31, 2002			
	Radio Frequency Identification Business	Process Controls Business	Portfolio Investments Business	Total
Canada	$ 104,753	$ -	$ 7,333	$ 112,086
United States	3,480,963	1,718,990	1,381	5,201,334
Caribbean & South America	8,138	-	1,843	9,981
United Kingdom & Europe	308,643	-	-	308,643
Asia	39,867	-	-	39,867
	$ 3,942,364	$ 1,718,990	$ 10,557	$ 5,671,911

*i*Tech Capital Corp.

Of the $3,942,364 revenue in the Radio Frequency Identification business segment, three individual customers account for 30.0, 21.4 and 13.7 percent, respectively, of the total.

	Three Months Ended December 31, 2001		
	Process Controls Business	**Portfolio Investments Business**	**Total**
Canada	$ -	$ 12,948	$ 12,948
United States	1,610,325	4,585	1,614,910
Caribbean & South America	-	8,666	8,666
	$ 1,610,325	$ 26,199	$ 1,636,524

For the year ended December 31, the Company's revenue and expenses by reportable business segment are as follows:

	2002			
	Radio Frequency Identification Business	**Process Controls Business**	**Portfolio Investments Business**	**Total**
Revenue	$ 3,942,364	$ 5,902,068	$ 54,850	$ 9,899,282
Expenses	3,463,073	6,057,396	1,146,728	10,667,197
Income (loss) before the following	479,291	(155,328)	(1,091,878)	(767,915)
Amortization	(104,918)	(76,465)	(8,140)	(189,523)
Gain on disposal of equipment	21,079	(2,656)	-	18,423
Gain on sale of asset	-	-	142,854	142,854
Loss on disposal of long-term investment	-	-	(64,375)	(64,375)
Write-off of goodwill	-	(1,335,241)	-	(1,335,241)
Foreign exchange loss	(19,348)	-	(34,686)	(54,034)
Income (loss) before income taxes	376,104	(1,569,690)	(1,056,225)	(2,249,811)
Provision for income taxes	(146,680)	-	-	(146,680)
Reduction of income taxes on utilization of prior period unrecorded losses	146,680	-	-	146,680
Net Income (Loss) for the Year	$ 376,104	$ (1,569,690))	$ (1,056,225)	$ (2,249,811)

The revenue and expense for the Radio Frequency Identification business segment is for the two month period from November 1, 2002, the date of the acquisition of SIRIT, to December 31, 2002.

	2001		
	Process Controls Business	**Portfolio Investments Business**	**Total**
Revenue	$ 5,135,309	$ 222,708	$ 5,358,017
Expenses	5,457,779	1,096,001	6,553,780
Loss before the following	(322,470)	(873,293)	(1,195,763)
Amortization	(221,207)	(5,932)	(227,139)
Write-off/down/loss on disposal of long-term investments	-	(5,306,375)	(5,306,375)
Foreign exchange gain	-	322,342	322,342
Net Loss for the Year	$ (543,677)	$ (5,863,258)	$ (6,406,935)

For the year ended December 31, the Company's revenues by geographic segment are as follows:

	2002			
	Radio Frequency Identification Business	Process Controls Business	Portfolio Investments Business	Total
Canada	$ 104,753	$ -	$ 24,729	$ 129,482
United States	3,480,963	5,902,068	14,109	9,397,140
Caribbean & South America	8,138	-	16,012	24,150
United Kingdom & Europe	308,643	-	-	308,643
Asia	39,867	-	-	39,867
	$ 3,942,364	$ 5,902.068	$ 54,850	$ 9,899,282

Of the $3,942,364 revenue in the Radio Frequency Identification Business Segment, three individual customers account for 30.0, 21.4 and 13.7 percent, respectively, of the total.

	2001		
	Process Controls Business	Portfolio Investments Business	Total
Canada	$ -	$ 39,954	$ 39,954
United States	5,135,309	36,910	5,172,219
Caribbean & South America	-	145,844	145,844
	$ 5,135,309	$ 222,708	$ 5,358,017

6. **Reduction of Stated Capital**

At the April 25, 2002 annual and special meeting of the Company, its shareholders approved a reduction of the Company's stated capital by $19,807,079 to be recorded during the second quarter of 2002 with effect as of January 1, 2002. The impact of the reduction on the consolidated balance sheet is a reduction in share capital and a corresponding reduction in deficit.

7. **Stock Based Compensation**

In April and September 2002, the Company granted stock options, pursuant to the Stock Option Plan for Key Persons (the "Plan") to directors and an officer of the Company totalling 1,450,000 common shares. Had the Company determined compensation costs on this Plan based on the fair value at the grant date consistent with the fair value method of accounting for stock-based compensation, the Company's net loss for the year and basic and diluted loss per share would have been increased to the proforma amounts indicted below.

	Three Months Ended December 31, 2002	Year Ended December 31, 2002
Net loss for the period:		
As reported	$ (1,154,761)	$ (2,249,811)
Proforma	(1,154,761)	$ (2,395,667)
Basic and diluted loss per share:		
As reported	$ (0.03)	$ (0.07)
Proforma	$ (0.03)	$ (0.07)

The fair value of options included in the proforma amounts presented above has been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a)	Risk-free interest rate	4.61%
b)	Expected life	5 years
c)	Expected volatility	80%
d)	Expected dividends	nil

In connection with the Company's acquisition of SIRIT effective November 1, 2002, stock options totalling 788,770 were granted to employees. Had the Company determined compensation costs based on the fair value of these options at the grant date consistent with the fair value method of accounting for stock-based compensation, the Company's purchase cost of SIRIT would have been increased by $59,628 to the proforma amount of $3,206,546 from the recorded amount of $3,146,918 (note 2).

The fair value of options included in the proforma amount presented above has been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a)	Risk-free interest rate	3.69%
b)	Expected life	3.6 years
c)	Expected volatility	80%
d)	Expected dividends	nil

8. Subsequent Event

On January 2, 2003, SIRIT entered into a US $2.89 million radio frequency identification design and installation services contract. In order to obtain the bond for the contract, SIRIT has provided $1,422,000 (US $900,000) in cash as collateral to the surety which provided the bond. SIRIT anticipates completing the contract by December 2003 at which time, pursuant to the terms of the contract and bond, US $750,000 of the above-referenced cash collateral will be returned to SIRIT and the US $150,000 cash balance returned at the completion of the subsequent twelve month warranty period. The Company has provided the contract owner with a guarantee of performance for the value of the contract.

*i*Tech Capital Corp.

Exchange Listing:
Toronto Stock Exchange Symbol: ITE

Head Office:
2450 – 650 West Georgia Street
PO Box 11537
Vancouver, BC Canada
V6B 4N7

Investor Relations Toll Free: 1-800-626-7221
Tel: (604) 682-3030 Fax: (604) 683-0704

E-mail: itech@itechcapital.com
Website: http://www.itechcapital.com

SIRIT Technologies, Inc.
In Canada
33 City Centre Drive
Mississauga, ONT
L5B 2N5
Canada
Tel: 1-800-498-8760
Fax: (905) 949-6320

In the United States
620 - 1321 Valwood Parkway
Carrollton, Texas 75006
Tel: (972) 243-7208
Fax: (9720 243-8034

In the United Kingdom
Loughborough Technology Centre
Epinal Way, Loughborough
LE11 3GE, UK
Tel: 011 44 1509 213141
Fax: 011 44 1509 213191

Website: www.sirit.com

Enviromation Technologies, Inc.
5948 Butternut Drive
East Syracuse, NY 13057
U.S.A.
Tel: (315) 463-7172
Fax: (315) 463-5077

Website: www.enviromation.com